SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                           ______________________

                                  FORM 15
                          _______________________

 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION ON DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                        COMMISSION FILE NUMBER 001-08782

                            GLEASON CORPORATION
           (Exact name of registrant as specified in its charter)

     1000 UNIVERSITY AVENUE, P.O. BOX 22970, ROCHESTER, NEW YORK 14692 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
                      PREFERRED SHARE PURCHASE RIGHTS
          (Title of each class of securities covered by this Form)

                                    NONE
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

 Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a)(1)(i)   (X)       Rule 12h-3(b)(1)(i)    (X)
           Rule 12g-4(a)(1)(ii)  ( )       Rule 12h-3(b)(1)(ii)   ( )
           Rule 12g-4(a)(2)(i)   ( )       Rule 12h-3(b)(2)(i)    ( )
           Rule 12g-4(a)(2)(ii)  ( )       Rule 12h-3(b)(2)(ii)   ( )
                                           Rule 15d-6             ( )

 Approximate number of holders of record as of the certification or notice
 date:    1,275

 Pursuant to the requirements of the Securities Exchange Act of 1934, Gleason Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                    GLEASON CORPORATION

                                    By: /s/ Edward J. Pelta
                                        -------------------------
                                    Name:  Edward J. Pelta
                                    Title: Vice President, General Counsel
                                           and Secretary

 Date:  March 29, 2000

 Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.